

OFFICE OF THE SECRETARY OF STATE OF THE STATE OF COLORADO

CERTIFICATE

I, Mike Coffman, as the Secretary of State of the State of Colorado, hereby certify that, according to the records of this office,

Carlyle Gaming & Entertainment Ltd.

is a

Corporation

formed or registered on 01/04/1988 under the law of Colorado, has complied with all applicable requirements of this office, and is in good standing with this office. This entity has been assigned entity identification number 19871767895 .

This certificate reflects facts established or disclosed by documents delivered to this office on paper through 04/09/2008 that have been posted, and by documents delivered to this office electronically through 04/14/2008 @ 12:56:58 .

I have affixed hereto the Great Seal of the State of Colorado and duly generated, executed, authenticated, issued, delivered and communicated this official certificate at Denver, Colorado on 04/14/2008 @ 12:56:58 pursuant to and in accordance with applicable law. This certificate is assigned Confirmation Number 7060254 .

STATE OF COLORADO NIL SINE NUMINE 1876

Secretary of State of the State of Colorado

End of Certificate

Notice: A certificate issued electronically from the Colorado Secretary of State's Web site is fully and immediately valid and effective. However, as an option, the issuance and validity of a certificate obtained electronically may be established by visiting the Certificate Confirmation Page of the Secretary of State's Web site, http://www.sos.state.co.us/biz/CertificateSearchCriteria.do entering the certificate's confirmation number displayed on the certificate, and following the instructions displayed. Confirming the issuance of a certificate is merely optional and is not necessary to the valid and effective issuance of a certificate. For more information, visit our Web site, http://www.sos.state.co.us/ click Business Center and select "Frequently Asked Questions."

Document processing fee
If document is filed on paper $125.00
If document is filed electronically **$ 25.00**
Fees & forms/cover sheets are subject to change.
To file electronically, access instructions for this form/cover sheet and other information or print copies of filed documents, visit www.sos.state.co.us and select Business Center.
Paper documents must be typewritten or machine printed.

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Amendment

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

ID number: ______________

1. Entity name: CLEAN -X- PRESS, INC.
(If changing the name of the corporation, indicate name BEFORE the name change)

2. New Entity name: (if applicable) Carlyle Gaming & Entertainment Ltd.

3. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, mark the applicable box)*:
☐ "bank" or "trust" or any derivative thereof
☐ "credit union" ☐ "savings and loan"
☐ "insurance", "casualty", "mutual", or "surety"

4. Other amendments, if any, are attached.

5. If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

6. If the corporation's period of duration as amended is less than perpetual, state the date on which the period of duration expires: ______________ *(mm/dd/yyyy)*

OR

If the corporation's period of duration as amended is perpetual, mark this box: ☑

7. *(Optional)* Delayed effective date: ______________ *(mm/dd/yyyy)*

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

AMD_PC Rev. 11/15/2005